Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly-Held Company	NIRE 35300010230

SUMMARIZED MINUTE OF THE MEETING OF THE SUPERVISORY COUNCIL

OF AUGUST 7, 2023

DATE AND TIME: On August 7, 2023 at 3:00 p.m.

CHAIR: Eduardo Hiroyuki Miyaki.

QUORUM: The majority of the elected members, with the participation of the Councilors as permitted by item 4.6 of the Internal Charter of the Supervisory Council.

RESOLUTION UNANIMOUSLY ADOPTED:

1. Gilberto Frussa was nominated for the position of Chairman of the Company's Supervisory Council and Eduardo Hiroyuki Miyaki was nominated to replace the former in the case of absence or incapacity, for the current annual term of office.

2. Following the examination of the Company’s financial statements for the period from January to June 2023, the Councilors resolved to draw up the following opinion:

“After examining the Financial Statements for the period from January to June 2023, and taking into consideration the unqualified report of PricewaterhouseCoopers Auditores Independentes, the opinion of the effective members of the Supervisory Council of ITAÚ UNIBANCO HOLDING S.A. is that these documents properly reflect the capital structure, the financial position and the activities carried out by the company in the period.”

CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (State of São Paulo), August 7, 2023. (undersigned) Eduardo Hiroyuki Miyaki - Chairman; Igor Barenboim - Councilor.

RENATO LULIA JACOB

Group Head of Investor Relations and Market Intelligence